Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.

Commission File No. 001-42250

Date: May 30, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (“CEP”) and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company (the “Company”), Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On May 29, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, posted a video on his X account Announcing Proof of Reserves for Twenty One and transcript is below.

Transcript of Jack Mallers Announcing Proof of Reserves for Twenty One, Published on X, May 29, 2025.

Jack Mallers: Yo, what is going on? Bitcoin. Emergency press conference. I've got two announcements for you. First, at Twenty One, we are officially launching proof of reserves. What is proof of reserves? Why are we doing this? Well, Bitcoin is the best money us humans have ever conceived. One of the reasons is because the transactions, the balances, who owes what to whom. The ledger is public. Anyone in the world can audit and verify bitcoin without having to trust anybody, right? And so what this technology allows a company like us to do at Twenty One is publish mathematical proof that we do in fact own the Bitcoin that we say we do. And anyone in the world can very easily audit and verify that claim. Why would we do this? I want to talk about two reasons. First, we've said upon approval, we expect to have at least 42,000 Bitcoin. Okay, that would make us the third largest corporate treasury in the world and we're just getting started. All right. Another reason is a lot of the mission at Twenty One for our shareholders is to be able to grow what we call Bitcoin per share. In a hypothetical sense, you want to invest in Twenty One, you're in the capital markets, you want to participate in Bitcoin. You buy a share of the business, and it represents 0.05 BTC on our balance sheet. A lot of my job is raising money, establishing partnerships, we're working on new products, is to be able to grow that 0.6 Bitcoin per share, 0.7. Hopefully, it’s eight, nine, grow, grow, grow. We want our shareholders to get wealthier in Bitcoin terms. So a huge core part of the business is our ability to acquire Bitcoin accretively for our shareholders. And then prove to you that that's what we are doing, right? It is a huge deal that what I say I'm doing for you all, both our shareholders and the Bitcoin community, is true.

And this technology allows us to prove that to you without having to trust us to use mathematics and new cryptography so that anyone in the world can verify and audit our claims that we are doing at Twenty One. The other reason I want to talk about is culture. Listen, we've heard a lot about how Wall Street has arrived at Bitcoin. The institutions are here, right? Blackrock, Larry Fink. And listen, don't get me wrong, it's been great, they've been a net positive in my opinion for the Bitcoin space. But for Twenty One, and I've talked about this before, we think of it as Bitcoin is now arrived on Wall Street, okay? We are bringing Bitcoin to the capital markets, okay? I co-founded this business with Tether. We've been in Bitcoin, me and my co-founders, for a very long time. Before I was a CEO, I was an engineer, I was a Bitcoin engineer. And so a lot of our culture, I've, I've said in meetings, I'm not sure the US capital markets has met a CEO like me and a business like Twenty One. You will never find a C as transparent, as accessible, as principled and as committed to the Bitcoin ethos and what this technology stands for than me, my business at Twenty One. Right. I told my lawyers, they're like, how do you want to announce this? Do you want to be connected and file this? I said, no, I'm getting out my phone, I'm hitting record, I'm tweeting it because it's what, it's what the Bitcoiners deserve. And so for us, this is a cultural thing. I've said many a times we feel very confident in our ability to not only acquire Bitcoin in accretive fashion, but absolutely use the technology to change the world and to show the capital markets what this technology is capable of. And for us, proof of reserves is a very low hanging fruit in a way to show the capital markets and show bitcoiners, you do not have to trust us. We do own the Bitcoin we say we do. Okay, so let me tell you how it's going to work. We're going to split bitcoin into separate addresses.

So for those that don't know what we've announced is an intent to list our shares on a stock exchange under the ticker XXI. But that has not yet been approved. Okay, so we're in this pre-approval process right now. There's been Bitcoin that's been committed by Tether, Bitfinex SoftBank, we've raised money to acquire Bitcoin. And so here's how it's going to work. We did not want to scare the markets. We own a lot of Bitcoin. And we did not want to start moving massive amounts of Bitcoin without warning you guys exactly what's going on and why we're doing what we're doing. So there's one address that is ready. That address has a little over 4,812 Bitcoin in it. I will publish that one today. Over the next week we will put 14,000 Bitcoin in a separate address. This is all public that was contributed by Tether. We will put 7,000 Bitcoin in address that is public. That is contributed by Bitfinex. We will put 10,500 Bitcoin in an address that is public. That is a contribution from SoftBank. There's one more address. What's that address?

Well the other announcement I have is our convertible note had an option that investors, if they wanted to, can pour more money in, take an option up to $100 million. Every single investor, including the sponsor, took their option. And so we've raised another $100 million. We intend to use the proceeds of that transaction to acquire more Bitcoin. If and once we do that, I will take that Bitcoin, put it in a separate address so that you all can verify it, okay? So we will have five total addresses. Give us about a week or so to be able to accomplish this. I will continue to publish this as transparent as I possibly can. You'll get one today. And so when you see, you know, billions of Bitcoin moving over the next few days or over the next week, it is us, and I will continue to communicate both to the capital markets through our filings and to the community, through whatever, social media, Twitter, whatever you guys want, to be able to allow you all to prove what we are claiming. Okay, so with that, I'm going to wrap up and finish my keynote because I'm out here in Las Vegas and I'll see you guys on stage in a few hours. So much love Bitcoin. We are so excited at Twenty One. This is a big step for us. And uh, we couldn't be more proud to be on this journey with you guys. So um, peace and love. Uh, I'll see you soon on the stage.

Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, made below communications on his X account regarding the above video.

Brandon Lutnick, Chief Executive Officer of the Company, made below communications on his X account regarding the above video.

Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, conducted an interview with Cointelegraph and the partial transcript is below.

Partial Transcript of Jack Mallers Interview with Cointelegraph, Hosted by Gareth Jenkinson, Found on YouTube, published May 29, 2025

Gareth Jenkinson:

Hi everyone. Gareth Jenkinson here at Bitcoin 2025 I'm joined by none other than Jack Mallers from strike the CEO. Everyone's favorite Bitcoiner. I had a great conversation with Dylan LeClair from Meta Planet earlier today, and we really spoke about the why and how of Bitcoin companies and why it's such an innovative product. Why do you think they're so important now? And a second question to that is, do you think that it does in some way take away from the original ethos of Bitcoin? Or is this just the natural evolution? And the two aren't mutually exclusive?

Jack Mallers:

First of all, huge fan of Dylan and Meta Planet, huge fan of Michael Saylor and MicroStrategy. You know, I think for us, we agree with their thesis, their playbook and what they've pioneered on top of that. We think that there's a really interesting story unraveling in macroeconomics right now. There's monetary regime change. This is a bipartisan effort in the United States to really question, in my opinion, how valuable the world reserve currency as the dollar is to us. Some of the cons and the burdens that that implies on the country, our inability to manufacture stuff. We're hollowing out the middle class, the wealth gap it's creating. There's artificial strength in the dollar. There's artificial strength in dollar assets like American exceptionalism. There's a good argument to be made that that's been funded by the trade surplus of foreign countries. And so the fact that the fixed income market, the equities market. Capital is rotating and trying to find real returns. Capital is rotating and trying to find a strong balance sheet. You know companies trading at fifty times earnings those days might be behind us soon. And so what we've seen is an overwhelming amount of institutional demand and capital markets appetite. And what we wanted to bring to the capital markets that we feel is unique is a purpose built Bitcoin vehicle co-founded by Tether and myself. I mean, we've been in Bitcoin for over a decade. This is not a recent pivot. This is not a new idea for us. We've had success in this industry, and we wanted to bring blue chip credibility and be big enough to win. That could muster the skeleton of institutional demand. A SoftBank can write us $1 billion check, but start up upside and small enough to grow, and technologists that can actually build and innovate in this space. And that is our mission. And to try and be one of the best ways for the capital markets to participate in what we think is, you know, the 60-40 portfolio might be dying and something like Twenty One, we hope can play a part in future portfolios and recapitalizing the world through this monetary regime change.

Gareth Jenkinson:

There's a lot of people that are doing it now. I spoke to David Bailey two weeks ago about Nakamoto, like super excited about it. And he was kind of talking about the future that he envisions where there's just going to be loads more companies having Bitcoin on their on their balance sheet. Is there enough Bitcoin to go around like and how do you feel about the competition and what is the end game. I mean are these companies going to end up actually using the Bitcoin to spend money with each other, or do they just have to hold it on the balance sheet to retain the value of the stock?

Jack Mallers:

Yeah. Well again this is the hodlers dilemma that we're focused on solving with lending is can you use the asset and use its liquidity profile without parting with it? I think that there will be financial innovation and utility built on top of Bitcoin, just like a home equity loan. Right? That. But to answer your question, is there enough Bitcoin for everyone. Well no. Right. That's the point is that for everything else in life with more demand there's more supply. With Bitcoin you can't make any more. So then more supply comes from within the market. It comes from a higher price. Oh you want more Bitcoin? Well you got to go get it at $200,000 per Bitcoin. There's none left at $110,000 per Bitcoin. And so that's what's fascinating. And for Twenty One again we're already, I mean, upon approval we intend to be the third largest Bitcoin treasury in the world. We already own or intend to at closing over 42,000 coins. And so this is part of that. Big enough to win, small enough to grow. We feel like we can carry an institutional appetite because of myself. Tether SoftBank the size of our balance sheet, the size of our partners, access to the capital markets. And then where we feel like we're different is, again, we're technologists that have built very successful products in Bitcoin. We've said in our public filing we're very interested in the lending market, in the credit market. We think that if we own one, two, three, four, five percent of the Bitcoin network and have access to the capital markets, there's a lot of utility that we can build in the form of software that's going to change the world, on top of just the balance sheet. And we feel uniquely capable within the Treasury, company C, of large swaths of capital, big balance sheet, big partners and proven technologists that have executed at a tremendously high level.

Gareth Jenkinson:

I've got a lot of like good bitcoiner friends. One of them is Joe Nakamoto, Joe Hall on X, and one of the things I love the most about him is he calls people out for, for, you know, like moving away from the Bitcoin ethos or, or just focusing too much on number go up or Bitcoin as a store of value. It's still a monetary protocol. What's the end game for these Bitcoin Treasury reserve companies, and does it take away from people using Bitcoin as money?

Jack Mallers:

First of all, with Twenty One, I hear a lot of, you know, Wall Street's arrived on Bitcoin Blackrock and Ibit and Larry Fink are here. They're the chief marketing officers now. And with Twenty One, I think what Paolo and I really pride ourselves on is we're bringing Bitcoin to Wall Street. I'll never forget my first meeting on Wall Street. I showed up in a hoodie in Birkenstocks because we're not changing for Wall Street. We're bringing what we think is valuable about this asset class to the capital markets. Now, some people might not find that valuable. We think it's a very appetizing opportunity. So first of all, that's our philosophical agenda. That's who we are culturally. Beyond that you know Bitcoin is open source software. It is neutral money. That is a lot of the appeal. And so it is there for anyone to buy it. I find it hypocritical for a bitcoiner to say I don't like that Larry Fink can buy it. Kick them out. Like, well, who elected you, Mr. Mayor of Bitcoin? That's not how it works on purpose. And so Bitcoin is for all. Listen, $900 trillion roundabout is the worth of stuff that humans own: equities, currencies, sovereign debt, real estate, art, metals, collectibles. 900 trillion. About half of that we've monetized. So you own the art not to put it on your wall and consume so that your toddler can throw spaghetti on it and ruin your fancy Van Gogh piece, but you're owning it because you're trying to store value. You own the real estate, not because you're living in it, because you're trying to store value. You own the index of portfolio stocks not because you believe in leadership. You understand the products, you believe in earnings per share growth, but because you're trying to store value. So that's about $400 to $500 trillion of savings that humanity. There's a problem there. This capital is leaking. It's looking for a new home. And so the way we view ourselves is offering a transition into what we believe is the answer, which is Bitcoin and giving fixed income, giving the equities markets where the $150 trillion, by the way, in Apple and Amazon, these companies are worth one, two, three, four trillion, $150 trillion globally. There's a big appetite for a new home through this regime change. And so I think we're solving a global problem for lots of people. I mean, what do you say to the no coiner that has all their savings in a 401 K? Well, how about making sure that there's some Bitcoin exposure in there. Is that a good noble deed to do? I think so. And who are you to say that they're not allowed to. Um, so anyway, that's my opinion on that. I think Wall Street has access to Bitcoin, just like the guy I met at the meetups 13 years ago.

Gareth Jenkinson:

Yeah. Fair enough. I mean, the only difference is you either have Bitcoin and have control of the keys, or you have exposure to the Bitcoin and then not quite the same thing. How do you view that?

Jack Mallers:

Listen, Bitcoin enables you to self-sovereignty use it in a way that trusts nobody. If you want that, I fundamentally believe that in order for society to restore any sense of harmony, it rests on the idea of personal responsibility. Yeah. You like you are not overweight or poor or sad or depressed because of who's in office or because who's your mayor, you have to own the outcomes of your life. I fundamentally believe that. Bitcoin empowers you to do that. If you want to use it in a way that just relies on you, you can. But I don't think Bitcoin disrupts corporations. I think society will be filled with businesses that sell you a service that you value and you're willing to pay for. And so it's a truly free market. You don't have to buy my stock or use my products if you don't want to, but if you find them valuable, you're more than welcome to. And that's the society that I want to live in is a restoration of personal responsibility. And so for me, Bitcoin restores that in a very meaningful way. And if you aren't interested in what I'm selling, I'll be the first to say don't use it.

We try and be that company that's different than some of the bigger corporations that are really focused on serving Bitcoiners. For Twenty One, you know, I've said publicly we intend to provide proof of reserves. You know, we are bitcoiners. You know, Paolo and I have held lots of Bitcoin ourselves over the years, right? And so again, we want to do Bitcoin the right way in our financial services and our businesses, in our public filings, in the capital markets, we think that there's an opportunity to meet the market with the correct trade offs and offer something appealing that you know, some people won't like but we think a lot of people will.

On May 29, 2025, Brandon Lutnick, Chief Executive Officer of the Company, and Paolo Ardoino, Chief Executive Officer of Tether, conducted a fireside chat at Bitcoin 2025 Conference, and a transcript is below.

Transcript of Brandon Lutnick and Paolo Ardoino Fireside Chat at Bitcoin 2025 Conference, published on May 29, 2025 at https://rumble.com/v6u1qdr-bitcoin-2025-brandon-lutnick-and-paolo-ardoino-fireside-chat.html?e9s=src_v1_upp

Paolo Ardoino

Hello everyone. Thank you for being here. I'm Paolo Ardoino. I'm the CEO at Tether. It's a great honor for me. Oh, thank you. We start already with clapping. It's an honor for me to be here in the United States at Bitcoin 2025. This year was my first year in United States. I felt all the all the previous Bitcoin conferences, Bitcoin 2024 in Nashville, and all the previous ones. I felt like you, if for the people that like memes, you know, the meme with SpongeBob and Patrick that are happily walking in the streets, and you have Squidward looking from the window. I was like that in, you know, looking at the conference from home, but I'm very grateful that now I am the SpongeBob of the situation. So our competitors thought and bet everything that Tether would not come to the United States. I believe that Tether is one of the most beautiful and important allies to the United States. Later, I have a keynote that will explain also all the different shades of Tether, helping Bitcoin and Bitcoin ecosystem. But more importantly, I am joined here by my friend Brandon, the new chairman of Cantor Fitzgerald at 27. Tell us all about that.

Brandon Lutnick

It's really a blessing to be here, especially on stage with you, Paolo. You and I have really had a blossoming friendship, and I'm so thankful for it. And this is an incredible event. I mean, David Bailey did an incredible job, so shout out to David. But it's been the most fun for me. I'm having the best time. I have the best team around me. I'm incredibly lucky and fortunate, and I'm loving absolutely every second of it. As you said, you know, I'm 27 but Cantor Fitzgerald was started by Bernie Cantor in 1945 when he was 29 years old. He then passed it to my father, who then took over the firm when he was 29 years old. So I did beat them by a little bit. But you know, it's in the it's in the mentality of Cantor to start young. So I'm incredibly, grateful and fortunate. Thank you. But if you guys don't know about Cantor, you know we're a storied, resilient firm. You know, most people know us as the firm that was located on top of the World Trade Center on September 11, 2001. Cantor was located on the 101st to the 105th floors of the World Trade Center. My father is alive today because he was dropping me off at my first day of Pre-K and my older brother, Kyle on his first day of kindergarten. But 658 employees, friends and family were lost that day, including my Uncle Gary, my dad's brother who was 36. My dad's best friend, Doug, my godfather, who was 39 and a lot of other friends and family. But my father, being the man he is, promised to rebuild the firm and take care of the families. He promised to pay the families 25% of all profits for the next five years and pay for their health care over the next 10 and ended up giving the families $180 million dollars. Yeah. And you know, one of my favorite parts about Cantor today is we had a standing, my dad created a standing job offer to all the kids of the affected families. And we've had hundreds of kids come and go through Cantor. And there are about, you know, 20 to 30 that work at the firm today. So it's really, really incredible. And my dad gets a lot of praise, obviously, but he and I really credit all of it to the Cantor employees. They really, really stitched our souls back together, and they did everything. So we're incredibly grateful for them. But Cantor today, thank you. Cantor today is 14,000 employees globally. That's three firms. It's BGC, which is public, which is the largest wholesale exchange, and a premier global brokerage firm. Newmark, which is a leading real estate commercial brokerage firm, also public. And then Cantor, which is private, and a leading, Premier Global Investment Bank, and one of 25 US primary dealers. And that's the real beauty of Cantor. And why I get to be here is we are the largest private partnership on Wall Street. So when we commit to an industry, we commit to an industry. But enough about me, Paulo, I think you know, I told the Cantor story. It's your first time in Vegas, first time in the US this year. We were at Kenny at the Sphere last night, which was great. No, I love to... You should definitely tell the crowd more about the history of Tether.

Paolo Ardoino

Yeah. So thank you. First of all, your family has an incredible story and a story of resilience, and is an example for everyone. So I'm, I'm very proud and grateful to be partners. Tether is the company that, in 2014 created the first stablecoin, USDT. Over the last several years, Tether grew dramatically, As of today. As of this morning, the market cap, or stablecoin, surpassed $153 billion. That is.. thank you. You know that talking about memes, you know it's not much, but it's honest work. Now USDT started to be first, the stablecoin for all the cryptocurrency exchanges over the last several years. In 2014 the situation, the ecosystem of crypto, was completely different. There were just few exchanges. Today there are four or five hundred different exchanges, and the necessity of USDT was the ability to move dollars or digital dollars, across these few exchanges internationally at the same pace, at the same speed that you could move Bitcoin from one exchange to another. So the idea was, how we facilitate arbitrageurs that are trading across different trading platforms, and make it very seamless and more advanced than what you would usually find in traditional in the traditional financial system. So that's how USDT came about. But it grew up to $4 billion by 2020 and in 2020 something very special happened. That is something that everyone remembers as one of the most difficult times in the history of humanity, or recent history of humanity, is the pandemic. Entire countries and economies and communities suffered dramatically from that. Given the pandemic in 2020 the growth of USDT started to take off. If you see this chart, we are going to show it later, is going to be it's just parabolic. The reason what happened there is that USDT started to become the digital dollar, not only for the crypto industry, but all for the hundreds of millions of people that are living in emerging markets, developing countries, that are left behind by the traditional financial system, not because there are bad people. Because they are being left behind by the traditional financial system because they are too poor of being of interest of them because they don't generate enough commissions on a yearly basis for the standard banks. So in just [a] few months, from 10 million users and wallets at the beginning of 2020, and 4 billion in market cap at the beginning of 2020, USDT became 100 million users and around $60 billion by the end of 2020. And as of today, USDT has more than 420 million users in the emerging markets, developing countries, and it's growing at a pace of 30 million new wallets per quarter. I mean, it's almost like Facebook levels of growth at the beginning, but we started to realize that money is the ultimate social network. I think Bitcoin is actually the ultimate social network, and we are just, we are just a part of that. But you know, some certain newspapers said that you have been my intern at Tether. Well, of course, I, being your boss, I deserve to be dressed a little bit more casual. And you know, if you know, after just with few months of being my intern, you became the chairman of Cantor Fitzgerald, then Tether must be very, very good at hiring.

Brandon Lutnick

It's a very coveted internship. I'll tell you that much. No, but I owe a lot to you and the whole Tether team. Really orange pilling me. You know, my time spent with you guys in Switzerland, not an internship, but

Paolo Ardoino

True, not an internship.

Brandon Lutnick

It was really great, and it really, really enlightened me and got me where we are today. But I think you know, what's really special about our relationship is actually how we met. So during COVID, it was announced that banks would be able to custody the assets of cryptocurrencies, and we at Cantor, realized we didn't know anything about the space. So we went out. We met everyone. We met the good and the bad, and that put us in front of Tether. And when we met Tether we realized the true real world use cases Tether has, but at that point, there were speculation, rumors about the firm, and I give all the credit to you guys, because all those rumors are false, and we know that because, again, Cantor is a primary dealer, and all of Tether's assets sit at Cantor. And it was actually announced for the first time in 2023 at Davos by my father, when he said, "Tether has the money." So I think that was really just amazing day that I'll also never forget. And how has life changed for you since that moment?

Paolo Ardoino

Well, I think that thanks to Howard saying those four words, those four words were very, very powerful. "Tether has the money." And we came from, you know, being considered the, you know, underdog being considered this. You know, couple Italian guys that are that were withdrawing themselves from, you know, the public opinion to become considered one of the mess, one of the most amazing stories in of growth of the recent, recent story of companies and startups. I still believe Tether is a startup. I believe that we can grow probably 100 times from here. And the life of everyone at Tether changed dramatically, because for 10 years or nine years at that time, newspapers, journalists, competitors, tried to define us in a completely different way than who we are for real. We are a company made by simple people, a company that is driven by the Bitcoin philosophy. We have been known, especially recently, for the huge amount of profits that we generated. We generated around 20 billion profits of profits in last three years. We and we only distributed less than 5% to their shareholders, 95% of them, is being kept to keep growing our distribution network. Keep reinvesting in Bitcoin. We're going to talk about it later. Keep supporting our industry. Keep supporting the 3 billion people that again, are being left behind by the traditional financial system. It's funny because some newspapers are calling Tether business models serving those 3 billion people a niche, as if 3 billion people, half of the population of the world, was a niche. So when, when you know you, you come from a situation where you are considered the villain by almost the majority of the financial system. But we here, we have a great example of someone that really studied us and to understand who we were. You are considered the villain by certain parts of the traditional financial system, then I'm very proud of it. I'm very proud that, you know, the big banks are considering us the villains, because means that we are the heroes for 3 billion people. And that is, I think, is the best compliment that we could ever have. Thank you. So Brandon apart, of course, custody of all our precious T bills that are in our reserves and take good care of them. Tell us what Cantor is about what you guys are doing a digital asset space.

Brandon Lutnick

So in '21 we hired our first crypto bankers in '22 we hired our first dedicated crypto research analysts. We also are one of the probably only true TradFi institutions that hosts an institutional crypto conference, and our first one was actually the same week FTX went down so incredibly well timed there. But I think what we want to do going forward is we really, we want to commit to the industry. And I think we've had a few initiatives, you know, a few we've actually talked about this week, which are super exciting. Before I dive into that, I just want to talk about what you really taught me about Bitcoin, which is, the beauty of Bitcoin is the fixed supply. You know, I think people talk about Bitcoin as the digital gold, but if gold 10x'd tomorrow to be worth 30,000 an ounce, everyone and their mother would pick up a pickaxe and go look for gold, and I would bet we'd find a lot more gold. If Bitcoin 10x'd tomorrow, 25x'd tomorrow, 100x'd tomorrow, there is a fixed supply. It's beautiful, it's scientific, it's written in code, and we know that. So I want to keep betting on this industry, betting on this space, and that's why Cantor announced last year at this exact conference, we were launching a Bitcoin Financing business, and we announced we were going to start with $2 billion and two days ago, we announced that this month, we executed our very first trades, which is very exciting. Thank you. And I think, you know, one of my other favorite initiatives, probably, I've ever done is with you, actually, and Twenty One Capital.

Paolo Ardoino

Yeah. So I think that at this point there should be a disclaimer, because, you know, it's our lawyers are watching us very closely, checking every single misstep in our words, I'm very proud of Twenty One because is, first of all, has a great CEO, Jack Mallers, is the person that among, I think our community, can explain Bitcoin to everyone, including rocks, in a very simple way. That's something that it's so important, especially for for public companies, because we are early and being Tether. Not many know this, but we do a lot of Bitcoin education in all the emerging markets. We do more education on Bitcoin than on USDT, but not everyone, especially people that are poor, don't have the time to understand yet Bitcoin, they have bigger problems in their lives, so we are doing our best, but I think that people like Jack Mallers are really, really moving the needle. So he is a great CEO for Twenty One and then the other amazing result is that we were bringing to the table, three companies. Cantor representing the new wave of financial institutions. The first financial institution really taken seriously, Bitcoin. Then SoftBank, that is a huge brand. They're very conservative the way they touch digital assets. And then Tether right. All together, we came to the table and decided to build this amazing initiative. So this is, to me, the testament of our committed, commitment to Bitcoin.

Brandon Lutnick

Definitely. I think Twenty One has been an incredible project. And, you know, for Cantor to bring together, you know, two of the greatest companies in the world. You know, Tether, the world's largest stablecoin, one of the greatest companies of the Earth, Masa, SoftBank, you know, one of the great tech investors of all time, and then led by Jack, who's amazing, has really, really, been truly special.

Paolo Arodino

I know that this week, and actually today, you have another very important announcement.

Brandon Lutnick

Yes. Yes

Paolo Ardoino

What is this about?

Brandon Lutnick

So I actually speaking of lawyers I got, I got given this... I have to

Paolo Ardoino

We live in hell.

Brandon Lutnick

Seriously, this is, this is really serious. I'm not kidding. The proposed fund is in a structuring phase, and there may be material changes in the structure and the terms of the fund prior to any interest in the fund being offered, if there is, if there is any inconsistency between my presentation the proposed funds final PPM, the final PPM shall control. Okay, so we actually announced today, this is the first time we're talking about it publicly. Just announced, we are launching a gold backed Bitcoin fund with the idea that there are still people on the earth that are scared of Bitcoin, and we want to bring them into this ecosystem. So what we're going to do is we are going to provide them upside while giving them downside protection, secured by physical gold. And it's going to be really, I think, one of the great products of the earth. And I really think it's going to really open up this community, and hopefully, you know, make this conference 10x bigger by next year. So I'm super excited.

Paolo Ardoino

I think it's a very cool projects. Just...

Paolo Ardoino

It's a very cool project because, again, it's bringing our job is bringing more and more people to Bitcoin and explaining to them that, you know, grabbing them by hand, you know, bringing them closer to the ecosystem, to understand how it works properly, and providing great products that can help them to become more comfortable. Is, I think, is, is very powerful.

Brandon Lutnick

Why don't you tell me about, what do you think the next, you know, three to five years look like, you know, Tether, Bitcoin. How do you imagine it going?

Paolo Ardoino

So...three years ago, two years ago, actually, Tether was making little money and was just a stablecoin. Today, Tether has five verticals. There is, of course, Tether Finance, that is stablecoin, and all the different tech for finance that we're building. Hadron by Tether, that is our tokenization arm. It's basically the entire technology that power our stable coin for the and that we built for the last 10 years compressed in one single platform called Hadron. I'm big nerd and physics enthusiast, so large Hadron collider is that's why Hadron and then we have Tether energy. Not many know, but we are among the biggest Bitcoin miners in the world, we are just not very loud and public about it. We like to be, you know, we'd like privacy, but I think that more and more will be known how much you know we are actually believing in investing Bitcoin mining as a company that definitely believes in the huge growth potential of Bitcoin. For us, being part of the security of the Bitcoin network is so important. So we continue to invest in that we have then a technology, very deep technological arm called Tether data. We invest in artificial intelligence. We invested billions in artificial intelligence. We invested we are building our own peer-to-peer AI platform to take away from the hands of decentralized companies that are milking people data through AI the power. So that is our big focus after Thank you. You know the I like to call Tether, the "stable company." I believe that stable society needs few components. One is access to stable money. For many people in the world, stable money is still the US dollar. That's why USDT is very popular. The ultimate stable money is Bitcoin. I believe that the other component to the stability society is to have a fair and egalitarian access to freedom technology. The more people have control over their own lives and technology, and they can control their own technology and they can control their own intelligence, then society will be stable. If you use intelligence coming from and served by other companies, that's their intelligence. It's not your intelligence. So that is going to be a big focus for us in the next years. And I look I think that the space will just grow dramatically. Bitcoin, you know, no financial advice, but I think that Bitcoin will just go to insane levels from here. It's cars. There are it's the only form of currency that is governed by math, right? And not by humans. Humans fail, humans get greedy. Math is the only thing that we know for certain in the universe, and that will never change. So that is why I think we are all here in this room and globally, we formed a movement that was considered impossible just few years ago. What this community achieved in the last five years is just insane. What about you? How you see the future in the next five years?

Brandon Lutnick

From a Wall Street seat. I think a lot of institutions are going to try to catch up to us, you know, I think a lot of institutions are going to see the digital world how Cantor saw it, you know, four years ago. It's very obvious that digital assets are never going away so these executives, they need to go to their teams, their boards, and they need to come up with their strategies on how they are going to handle this new sector, this new technology. They all need to have a plan. And I think, you know, from Cantor's seat, just because you put the letters D, E in front of Fi, you know, D in front of finance, doesn't change it from finance. And I think, you know, we consider ourselves one of the best in finance in the world. And again, we're private, so when we want to stick to a sector, we're going to stick to a sector. And I'm super excited to be here. And thank you for coming on stage with me.

Paolo Ardoino

Thank you Brandon for joining me today. It was great. Thank you. Thank you, everyone. I think we see each other in the next 20 minutes.

Brandon Lutnick

Yeah, Paolo's got an incredible keynote in 20 minutes. So definitely stick around.

Paolo Ardoino, Chief Executive Officer of Tether Investments, S.A. de C.V., made below communications on his X account regarding the above fireside chat.

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